                                                                    EXHIBIT 99.2





                      Consolidated Financial Statements of



                      ACETEX CORPORATION



                      Years ended December 31, 2004, 2003 and 2002

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Acetex Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.


(signed) "KPMG LLP"
Chartered Accountants

Vancouver, Canada
January 28, 2005

ACETEX CORPORATION
Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

December 31, 2004 and 2003

-------------------------------------------------------------------------------------------------------
                                                                                 2004             2003
-------------------------------------------------------------------------------------------------------
Assets

Current assets:
  Cash and cash equivalents                                                  $ 62,770         $ 53,903
  Accounts receivable                                                          99,738           79,774
  Inventory (note 4)                                                           63,619           68,505
  Prepaid expenses and other                                                    5,339            7,175
-------------------------------------------------------------------------------------------------------
                                                                              231,466          209,357

Property, plant and equipment (note 5)                                        249,132          254,010

Other assets (note 6)                                                          15,167           10,229
-------------------------------------------------------------------------------------------------------

                                                                             $495,765         $473,596
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable and accrued liabilities                                   $109,196         $ 89,868

Employee future benefits (note 7)                                              27,389           25,216

Long-term debt (note 8)                                                       286,411          294,137
-------------------------------------------------------------------------------------------------------
                                                                              422,996          409,221

Shareholders' equity:
  Share capital (note 9)                                                      105,023          103,059
  Contributed surplus (notes 3 and 9)                                           1,547            1,547
  Deficit                                                                     (37,838)         (30,699)
  Cumulative translation adjustment                                             4,037           (9,532)
-------------------------------------------------------------------------------------------------------
                                                                               72,769           64,375
-------------------------------------------------------------------------------------------------------

                                                                             $495,765         $473,596
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

Commitments and contingencies (note 11)
Subsequent event (note 15)


See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:


"John Zaozirny"                       Director
------------------------------------


"Kenneth Vidalin"                     Director
------------------------------------

ACETEX CORPORATION
Consolidated Statements of Operations and Deficit
(Expressed in thousands of United States dollars, except for per share information)

Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------------------------
                                                            2004            2003             2002
--------------------------------------------------------------------------------------------------
Sales                                                   $530,717        $366,930         $233,683

Cost of goods sold                                       440,755         307,211          194,612
Amortization                                              29,484          23,091           16,248
--------------------------------------------------------------------------------------------------
                                                         470,239         330,302          210,860
--------------------------------------------------------------------------------------------------

Gross profit                                              60,478          36,628           22,823

Other operating expenses:
  Selling, general and administrative                     25,840          15,060           10,722
  Research and development                                 4,391           2,387            1,069
--------------------------------------------------------------------------------------------------
                                                          30,231          17,447           11,791
--------------------------------------------------------------------------------------------------

Operating earnings                                        30,247          19,181           11,032

Other earnings (expense):
  Interest expense                                       (30,826)        (25,148)         (20,480)
  Equity income                                              914             261               29
  Celanese transaction (note 15)                          (4,027)              -                -
  Foreign exchange loss and other                         (2,751)        (13,271)          (3,504)
--------------------------------------------------------------------------------------------------
                                                         (36,690)        (38,158)         (23,955)
--------------------------------------------------------------------------------------------------

Loss before income taxes                                  (6,443)        (18,977)         (12,923)

Income taxes                                                 696               -                -
--------------------------------------------------------------------------------------------------

Loss for the year                                         (7,139)        (18,977)         (12,923)

Retained earnings (deficit), beginning of year           (30,699)        (11,563)           1,677

Excess of purchase price over value assigned
  to common shares repurchased (note 9(b))                     -            (159)            (317)
--------------------------------------------------------------------------------------------------

Deficit, end of year                                    $(37,838)       $(30,699)        $(11,563)
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

Net earnings (loss) per common share (note 2(m)):
  Basic                                                 $  (0.21)       $  (0.66)        $  (0.49)
  Diluted                                                  (0.21)          (0.66)           (0.49)
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

ACETEX CORPORATION
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------------------------
                                                            2004            2003             2002
--------------------------------------------------------------------------------------------------

Cash provided by (used for):

Operations:
  Loss for the year                                     $ (7,139)       $(18,977)        $(12,923)
  Charges and credits to income not involving cash:
    Amortization                                          29,484          23,091           16,248
    Pension expense (recovery)                               746            (375)             (36)
    Amortization of deferred financing costs                 700             898              971
    Distributions received from equity
      investee in excess of income                          (635)           (256)             (29)
    Unrealized foreign exchange loss                       1,610           3,347                -
    Other                                                      -           3,655            1,011
  Changes in non-cash operating working capital:
    Accounts receivable                                  (14,699)          1,633            8,318
    Inventory                                              6,764           4,584            1,174
    Prepaid expenses and other                             2,197            (283)          (1,116)
    Accounts payable and accrued liabilities              13,946          (3,305)           4,175
--------------------------------------------------------------------------------------------------
                                                          32,974          14,012           17,793

Investments:
  Acquisition of AT Plastics                                   -          (9,129)               -
  Purchase of property, plant and equipment              (17,513)         (6,954)         (12,893)
  Other                                                   (3,987)           (217)            (246)
--------------------------------------------------------------------------------------------------
                                                         (21,500)        (16,300)         (13,139)

Financing:
  Increase in share capital                                1,964             125              449
  Proceeds from issuance of long-term debt                     -          82,125                -
  Repayment of long-term debt                             (7,726)        (90,496)               -
  Financing costs incurred                                     -          (3,427)               -
  Increase (decrease) in pension obligation                 (692)            (81)             589
  Repurchase of common shares                                  -            (597)          (2,305)
--------------------------------------------------------------------------------------------------
                                                          (6,454)        (12,351)          (1,267)

Foreign exchange gain on cash and cash
  equivalents held in foreign currencies                   3,847           6,652            6,898
--------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents           8,867          (7,987)          10,285

Cash and cash equivalents, beginning of year              53,903          61,890           51,605
--------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                  $ 62,770        $ 53,903         $ 61,890
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

Supplementary information:
  Interest paid                                         $ 30,080        $ 21,511         $ 20,318
  Income taxes paid                                          505             425              150
  Issuance of equity instruments on acquisition
   of business (note 3)                                        -          40,759                -
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

ACETEX CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

1.   OPERATIONS:

     Acetex Corporation was incorporated under the laws of the Province of Alberta on December 1, 1994. It has two principal businesses: The Acetyls Business consists of the production of acetic acid and its derivatives from production facilities in France and Spain and their distribution and sale primarily in Europe. The Specialty Polymers and Films Business develops and manufactures specialty plastics resins and film products for a number of niche products in Canada and the United States and around the world from a manufacturing facility in Edmonton, Canada.


2.   SIGNIFICANT ACCOUNTING POLICIES:

     (a)  Basis of presentation:

          The consolidated financial statements of Acetex Corporation (the "Company") have been prepared in accordance with generally accepted accounting principles in Canada. They include the accounts of Acetex Corporation and its subsidiaries, all of which are wholly owned. The Company's 45% interest in Erfei A.I.E. ("Erfei"), a company subject to significant influence, is accounted for by the equity method. Under this method, the Company recognizes its proportionate share of cumulative post acquisition income or losses and capital distributions of Erfei as they are realized. All material intercompany balances and transactions have been eliminated. Except as set out in note 16, there are no material measurement differences to these consolidated financial statements between generally accepted accounting principles in Canada and the United States.

          The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and reasonable assumptions which impact the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated balance sheet, and the reported amounts of revenues and expenses during the reporting period. Actual amounts may differ from these estimates.

     (b)  Cash and cash equivalents:

          Cash equivalents include term deposits with major financial institutions having terms to maturity at their date of acquisition of three months or less.

     (c)  Inventory:

          Inventory is stated at the lower of cost and net realizable value. The cost of raw materials and spare parts is determined using the weighted average cost of inventory on hand. The cost of finished goods includes the cost of raw materials, as determined above, labour, depreciation and applicable overhead.

ACETEX CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (d)  Property, plant and equipment:

          Property, plant and equipment is stated at cost. Amortization is calculated on a straight-line basis over the estimated useful lives of the capital assets as follows:

          ---------------------------------------------------------------------
          Plant and processes                                     10 - 15 years
          Equipment                                                3 - 20 years
          ---------------------------------------------------------------------

          Periodically, the Company conducts a shutdown of operating facilities to allow for inspection, necessary repairs and replacements. Direct costs associated with these shutdowns are capitalized as incurred and amortized over the term to the next equivalent scheduled shutdown. Routine repairs and maintenance are expensed as incurred.

          The underlying value of property, plant and equipment is periodically assessed by management. If the estimated undiscounted future cash flow from the assets is less than their carrying value, a provision will be recognized equal to reduce the carrying value to their fair value.

     (e)  Other assets:

          Other assets are recorded at cost. They include capitalized direct costs incurred on the Company's proposed Saudi Arabian project, and deferred financing costs which are amortized to interest expense on the effective yield basis over the remaining term of the related senior notes.

          The Company's share of Erfei's net income or loss has been included as equity income (loss) in the consolidated statement of operations. Distributions received from Erfei have been applied against the carrying value of the equity investment.

     (f)  Research and development costs:

          Research costs are expensed as incurred. Development costs are expensed when incurred except when the Company has indicated its intention to use the process and the costs associated with the process are identifiable. In these circumstances, the costs are deferred and amortized on a systematic and rational basis. To December 31, 2004, no development costs have been deferred.

ACETEX CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (g)  Income taxes:

          Income taxes are accounted for under the asset and liability method. Future income taxes are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts and their respective tax base and operating loss and tax credit carry forwards. Future tax assets and liabilities are measured using enacted, or, where applicable, substantially enacted tax rates for the years in which these temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income generally in the period that includes the enactment or substantive enactment date. Future income tax assets are reduced by a valuation allowance to the extent that their realization is not considered to be more likely than not.

     (h)  Sales recognition:

          The Company recognizes sales in accordance with sales agreements when title to the product has been transferred to the customer, collection of the sales proceeds is reasonably assured and the Company has no significant continuing risks or obligations with respect to the product. During 2004, the Company reclassified shipping and handling costs of $34.0 million and $28.2 million for the years ended December 31, 2003 and 2002 from being presented net against sales to being included in cost of sales.

     (i)  Stock-based compensation:

          The Company has a stock-based compensation plan, which is described in note 9(d). The Company applies the fair value method of accounting for all stock-based transactions. The reported financial position and results of operations of the Company were not impacted on adoption.

     (j)  Employee future benefits:

          The Company maintains non-contributory defined benefit pension plans, a defined contribution pension plan and a defined benefit life insurance and health care plan which cover substantially all of its Canadian employees. The pension plans provide pensions based on length of service and the best three years' average earnings. The Company also sponsors defined benefit life insurance and dental health care plans for substantially all Canadian retirees and employees. The Company measures the costs of its obligation based on its best estimate.

          The Company accrues its obligations under employee benefit plans as the employees render the services necessary to earn the pension and other employee future benefits. The Company has adopted the following policies:

          (i) The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages and expected health care costs.

ACETEX CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (j)  Employee future benefits (continued):

          (ii) For the purpose of calculating expected return on plan assets, plan assets are valued at fair value.

          (iii)Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of the amendment.

          (iv) When a restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

          The Company uses the corridor method to amortize actuarial gains or losses (such as changes in actuarial assumptions and experience gains or losses). Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of the accrued pension benefit obligation and the value of the plan assets. Amortization is taken over the average remaining service period of active employees.

          The Company also provides post-employment and long-service benefits to certain employees in France and Spain, the obligations for which are accrued as services are provided.

     (k)  Asset retirement obligation:

          Effective January 1, 2004, the Company retroactively adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants ("CICA") for accounting for asset retirement obligations, with restatement of prior periods. As a result, the Company recognizes asset retirement obligations for those sites where a reasonably definitive estimate of the fair value of the obligation can be determined. Asset retirement obligations are not recognized with respect to assets with indefinite or indeterminate lives as the fair values of the asset retirement obligations cannot be reasonably estimated due to timing uncertainties. The Company reviews asset retirement obligations on a periodic basis and adjusts the liability as necessary to reflect changes in the estimated future cash flows and timing underlying the fair value measurement.

     (l)  Foreign currency translation:

          The Company's functional and reporting currency is the United States dollar for all material operations other than for operations in France and Spain, where the functional currency is the Euro. As each of these operations is considered to be a self-sustaining foreign operation, their financial statements have been translated into United States dollars using the exchange rate in effect at the end of each reporting period for asset and liability amounts and at the average exchange rate for each reporting period for amounts included in the determination of income. Any gains or losses resulting from this translation of items that form part of the Company's net investment in foreign operations have been included in the cumulative translation adjustment account on the consolidated balance sheet.

          Foreign currency denominated transactions are translated into the appropriate functional currency at the exchange rate in effect on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into the appropriate functional currency at the rate of exchange in effect at the balance sheet date. Any gains or losses resulting from this translation have been included in the determination of income.

ACETEX CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (m)  Loss per common share:

          Basic loss per share is calculated by dividing loss available to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, loss available to common shareholders equals loss for the period. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options are applied to repurchase common shares at the average market price for the period.

          The weighted average number of common shares used in the net earnings
          (loss) per share calculations is set out in note 9(g).

     (n)  Prior years' amounts:

          Certain comparative figures have been reclassified to conform with the basis of presentation adopted in 2004.


3.   AT PLASTICS ACQUISITION:

     Pursuant to the terms of the Combination Agreement dated June 20, 2003 between the Company, 2028569 Ontario Limited ("Subco") a wholly owned subsidiary of the Company, and AT Plastics Inc., the Company agreed to acquire all of the issued and outstanding equity securities of AT Plastics Inc. (the "Acquisition"). The Acquisition was consummated on August 5, 2003 (the "Effective Date") through the amalgamation of Subco and AT Plastics and the concurrent issuance of equity securities by the Company to the equity holders of AT Plastics at that time. The Company issued:

     (a) 8,370,574 common shares being that number of common shares determined by multiplying the number of outstanding AT Plastics common shares by one-sixth (that is one common share for every six AT Plastics common shares tendered);

     (b) 706,760 warrants to purchase common shares having an exercise price per share equal to CDN$6.10 being the closing price of the Company's common shares on the Toronto Stock Exchange at the Effective Date and 141,352 warrants having an exercise price per share of CDN$4.32 each, all expiring June 2, 2008, in exchange for all outstanding warrants of AT Plastics; and

     (c) 666,866 vested options to purchase common shares of the Company determined by dividing the number of AT Plastics options at the Effective Date by six having an exercise price per Company share equal to the exercise price per share of the particular AT Plastics option at the Effective Date multiplied by six.

     For accounting purposes, the acquisition of AT Plastics by the Company has been accounted for as a purchase business combination with the Company identified as the acquirer.

ACETEX CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

3.   AT PLASTICS ACQUISITION (CONTINUED):

     Fair value of consideration issued by the Company:

     --------------------------------------------------------------------------
     Common shares                                                      $39,162
     Warrants                                                             1,196
     Options                                                                401
     Costs                                                                7,898
     --------------------------------------------------------------------------
                                                                        $48,657
     --------------------------------------------------------------------------
     --------------------------------------------------------------------------

     The fair value of the warrants and options issued has been determined by application of the Black-Scholes option pricing model. Costs include all incremental costs directly attributable to the Acquisition but exclude costs attributable to the bond financing described in note 8. Acquisition costs include $2.0 million attributable to restructuring of AT Plastics pursuant to a plan primarily related to employee costs which management of the Company began to develop and approved after the consummation date of the acquisition. Of the costs accrued as part of the acquisition, $924,000 is included in accounts payable and accrued liabilities at December 31, 2004.

     Assets acquired (liabilities assumed) at their fair values:

     --------------------------------------------------------------------------
     Current assets                                                    $ 70,085
     Current liabilities, excluding current portion of
       long-term debt                                                   (27,346)
     --------------------------------------------------------------------------
     Working capital                                                     42,739
     Property, plant and equipment                                      138,000
     Other long-term liabilities                                        (14,584)
     Long-term debt, including current portion of long-term debt       (117,498)
     --------------------------------------------------------------------------
                                                                       $ 48,657
     --------------------------------------------------------------------------
     --------------------------------------------------------------------------

     These consolidated financial statements include the results of operations of AT Plastics from the Effective Date of the Acquisition. If the Acquisition had been effective on January 1, 2003, the unaudited pro forma results of operations for the year ended December 31, 2003 would have been as follows:

     --------------------------------------------------------------------------
     Sales                                                             $468,507

     Cost of goods sold and other operating expenses
       (including restructuring costs of $1,238 in AT Plastics
       in 2003 prior to the acquisition)                                412,960
     Amortization                                                        26,667
     --------------------------------------------------------------------------
                                                                        439,627
     --------------------------------------------------------------------------
     Operating earnings                                                $ 28,880
     --------------------------------------------------------------------------
     --------------------------------------------------------------------------

ACETEX CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

4.   INVENTORY:

     --------------------------------------------------------------------------
                                                           2004            2003
     --------------------------------------------------------------------------
     Raw materials and spare parts                    $  13,986       $  13,281
     Finished products                                   49,633          55,224
     --------------------------------------------------------------------------
                                                      $  63,619       $  68,505
     --------------------------------------------------------------------------
     --------------------------------------------------------------------------


5.   PROPERTY, PLANT AND EQUIPMENT:

     --------------------------------------------------------------------------
                                                           2004            2003
     --------------------------------------------------------------------------
     Property                                         $   7,677       $   7,425
     Plant and processes                                 69,113          63,994
     Equipment                                          398,411         363,420
     --------------------------------------------------------------------------
                                                        475,201         434,839
     Accumulated amortization                          (226,069)       (180,829)
     --------------------------------------------------------------------------
                                                      $ 249,132       $ 254,010
     --------------------------------------------------------------------------
     --------------------------------------------------------------------------


6.   OTHER ASSETS:

     --------------------------------------------------------------------------
                                                           2004            2003
     --------------------------------------------------------------------------
     Deferred financing costs                         $   3,216       $   3,513
     French taxes recoverable                             5,740           5,322
     Saudi Arabian project, deferred
       development costs                                  4,724               -
     Other                                                1,487           1,394
     --------------------------------------------------------------------------
                                                      $  15,167       $  10,229
     --------------------------------------------------------------------------
     --------------------------------------------------------------------------

     The Company is currently pursuing through the French judicial courts the recovery of taxes related to a prior year. As there can be no certainty that the refund will be received in fiscal 2005, the amounts have been classified outside of current assets.

     During 2004, the Company announced its involvement in a project to construct and operate an integrated acetic acid, methanol and vinyl acetate monomer facility in Jubail, Saudi Arabia. The direct costs incurred have been capitalized and will be included in property, plant and equipment when the project is ultimately completed.

ACETEX CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

7.   EMPLOYEE FUTURE BENEFITS:

     --------------------------------------------------------------------------
                                                           2004            2003
     --------------------------------------------------------------------------
     Acetyls:
         Pension obligations                            $ 6,626         $ 5,465
         Long-service obligations, non-current            4,237           4,240

     Specialty polymers and films:
         Post-employment obligations                     16,526          15,511
     --------------------------------------------------------------------------
                                                        $27,389         $25,216
     --------------------------------------------------------------------------
     --------------------------------------------------------------------------

     The Company has pension obligations in France which total $6.6 million at December 31, 2004 (2003 - $5.5 million) and which are accrued in the consolidated balance sheet. Substantially all of the Company's obligations in France are met as payment obligations to pensioners arise. There is an actuarial reassessment made of the Company's pension obligations in France annually.

     In North America, the Company's Specialty Polymers and Films Business maintain non-contributory defined benefit pension plans and a defined benefit life insurance and health care plan covering substantially all of its employees. In addition, it maintains a defined contribution pension plan, for which the expense for the year ended December 31, 2004 was $253,000 (2003 - $230,000).

ACETEX CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

7.   EMPLOYEE FUTURE BENEFITS (CONTINUED):

     Information about the defined benefit plans for the Company's Specialty Polymers and Films Business, in aggregate, for the year ended December 31, 2004 and the period from August 5, 2003 to December 31, 2003, are as follows:

     ---------------------------------------------------------------------------------------------------------
                                                            Pension                             Other
                                                         benefit plans                      benefit plans
                                                   ------------------------            -----------------------
                                                      2004             2003              2004             2003
     ---------------------------------------------------------------------------------------------------------
     Accrued benefit obligation:
       Balance, beginning of period                $37,725          $32,745            $5,634           $5,202
       Current service cost                          1,367              542               481               75
       Past service cost                                 -              352                 -                -
       Interest cost                                 2,372              932                 -                -
       Benefits paid                                (2,060)            (799)             (184)             (75)
       Actuarial losses                              1,428            1,156                 -                -
       Foreign currency exchange rate changes        3,232            2,797               468              432
     ---------------------------------------------------------------------------------------------------------
       Balance, end of year                         44,064           37,725             6,399            5,634

     Plan assets:
       Fair value, beginning of period              27,386           23,362                 -                -
       Experience gain                                   -                -                 -                -
       Actual return on plan assets                  2,226            1,857                 -                -
       Employer contributions                        2,417              954                 -                -
       Benefits paid                                (2,060)            (799)                -                -
       Settlements                                       -                -                 -                -
       Foreign currency exchange rate changes        2,367            2,012                 -                -
     ---------------------------------------------------------------------------------------------------------
       Fair value, end of year                      32,336           27,386                 -                -
     ---------------------------------------------------------------------------------------------------------

     Funded status - deficit                        11,728           10,339             6,399            5,634
     Unamortized net actuarial loss                 (1,423)             (98)                -                -
     Unamortized past service costs                   (178)            (364)                -                -
     ---------------------------------------------------------------------------------------------------------

     Accrued benefit liability                     $10,127          $ 9,877            $6,399           $5,634
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------

     The last complete actuarial valuation of the Specialty Polymers and Films Business pension plans was made as at January 1, 2002. The Company is in the process of obtaining a new valuation as at January 1, 2005.

     Plan assets are invested in a pooled balance fund, managed by a professional investment manager, comprised of equity investments in public companies and fixed income securities which satisfy specific rating criteria. The allocation of assets by category is as follows:

     --------------------------------------------------------------------------
                                                             2004         2003
     --------------------------------------------------------------------------
     Canadian equities                                       37.5%        39.5%
     Foreign equities                                        27.3         24.3
     Bonds and debentures                                    33.0         32.2
     Cash and cash equivalents                                2.2          4.0
     --------------------------------------------------------------------------
                                                            100.0%       100.0%
     --------------------------------------------------------------------------
     --------------------------------------------------------------------------

ACETEX CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

7.   EMPLOYEE FUTURE BENEFITS (CONTINUED):

     The significant weighted average actuarial assumptions adopted in measuring these accrued benefit obligations are as follows:

     --------------------------------------------------------------------------------------------------------
                                                            Pension                             Other
                                                         benefit plans                      benefit plans
                                                     ----------------------             ---------------------
                                                     2004             2003              2004             2003
     --------------------------------------------------------------------------------------------------------
     Discount rate                                   6.00%            6.25%             6.00%            6.25%
     Expected long-term rate of return
       on plan assets                                7.50%            8.00%                -                -
     Rate of compensation increase                   3.50%            3.50%                -                -
     --------------------------------------------------------------------------------------------------------
     --------------------------------------------------------------------------------------------------------

     The assumed health care cost trend rate at December 31, 2004 was 7.0% (2003
     - 8%), decreasing 1.0% per year until an ultimate rate of 4.0% (2003 - 4.0%) is reached. The assumed dental care cost trend rate at December 31, 2004 was 3.6% (2003 - 3.7%), decreasing by 0.1% per year until an ultimate rate of 3.0% is reached. A 1% change in the assigned health care trend rate would not materially impact the amounts presented.

     The net benefit plan expense from these benefit plans in the Specialty Polymers and Films Business is as follows:

     ---------------------------------------------------------------------------------------------------------
                                                            Pension                              Other
                                                         benefit plans                       benefit plans
                                                   ------------------------              ---------------------
                                                      2004             2003              2004             2003
     ---------------------------------------------------------------------------------------------------------
     Current service cost                          $ 1,367            $ 542              $481              $75
     Interest cost                                   2,372              932                 -                -
     Actual return on plan assets                   (2,226)            (796)                -                -
     Amortization of past service cost                 198                -                 -                -
     Actuarial losses                                1,428                -                 -                -
     ---------------------------------------------------------------------------------------------------------
                                                     3,139              678               481               75

     Difference between expected return and
       actual return on plan assets for the year       220                -                 -                -

     Difference between actuarial loss recognized
       for year and actual actuarial loss on
       accrued benefit obligation for year          (1,420)               -                 -                -
     ---------------------------------------------------------------------------------------------------------

     Net benefit plan expense                      $ 1,931            $ 678              $481              $75
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------


8.   LONG-TERM DEBT:

     --------------------------------------------------------------------------
                                                                2004       2003
     --------------------------------------------------------------------------
     10-7/8% senior unsecured notes due August 1, 2009      $265,000   $265,000
     Revolving credit facility due January 10, 2007           21,411     29,137
     --------------------------------------------------------------------------
                                                            $286,411   $294,137
     --------------------------------------------------------------------------
     --------------------------------------------------------------------------

ACETEX CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

8.   LONG-TERM DEBT (CONTINUED):

     During the year ended December 31, 2001, the Company issued $190.0 million senior unsecured notes (the "Notes"). Interest on the Notes is payable semi-annually. The Notes are redeemable at the Company's option on or after August 1, 2005 at specified redemption prices plus accrued interest and an offer of redemption at a specified price is required to be made on a change of control. The Notes have financial and other covenants which, if violated, would limit its ability to make certain types of expenditures or enter into certain types of transactions in the future.

     To fund part of the AT Plastics Acquisition, on August 5, 2003 the Company issued $75.0 million 10 7/8% senior unsecured bonds due August 1, 2009. The bonds were issued at a price of 109.50% plus accrued interest from August 1, 2003, and provide for semi-annual interest payments starting February 1, 2004. The costs incurred in the refinancing of approximately $3.4 million are amortized as a charge to interest expense over the period that the bonds are outstanding. The premium on issuance of $7.125 million, which has been recorded as a reduction to deferred financing costs, is amortized as a credit to interest expense over the period that the bonds are outstanding.

     The Company's Specialty Polymers and Films Business has a CDN$70.0 million committed revolving credit facility, which may be drawn in either Canadian or United States dollars available until January 2007. This facility bears interest at Canadian bank prime plus 1.125% per annum on Canadian dollar advances, U.S. base rate plus 1.125% per annum on U.S. dollar advances, and bankers' acceptance rate plus 2.875% per annum on bankers' acceptances issued. This facility is secured by a first charge on accounts receivable, inventory and fixed and other assets of the business. At December 31, 2004, substantially all drawings on the facility have been in United States dollars. For the amounts drawn under this facility in Canadian dollars, the Company is at risk of the impact of changes in the Canadian:US dollar exchange rate. In addition, as amounts drawn bear interest at a floating rate, the Company has interest rate risk. To December 31, 2004, the Company has not entered into any financial instruments specifically to mitigate these risks.


9.   SHARE CAPITAL:

     (a)  Authorized: Unlimited number of common shares.

     (b)  Issued:

          ---------------------------------------------------------------------
                                                      Number of        Assigned
                                                  common shares           value
          ---------------------------------------------------------------------
          Issued, December 31, 2001                  26,409,964        $ 65,578
          Issued on exercise of options                 113,500             209
          Repurchased                                  (879,500)         (1,988)
          Settlement of share purchase loan                   -             240
          ---------------------------------------------------------------------
          Issued, December 31, 2002                  25,643,964          64,039
          Issued on AT Plastics Acquisition           8,370,574          39,162
          Issued on exercise of options                  63,000             125
          Repurchased and other                        (176,100)           (267)
          ---------------------------------------------------------------------
          Issued, December 31, 2003                  33,901,438         103,059
          Issued on exercise of options                 450,381           1,964
          ---------------------------------------------------------------------
          Issued, December 31, 2004                  34,351,819        $105,023
          ---------------------------------------------------------------------
          ---------------------------------------------------------------------

ACETEX CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

9.   SHARE CAPITAL (CONTINUED):

     (b)  Issued (continued):

          During the year ended December 31, 2004, the Company repurchased nil (2003 - 176,100; 2002 - 879,500) common shares for cash consideration of nil (2003 - $0.6 million; 2002 - $2.3 million) pursuant to a normal course issuer bid. Of the purchase cost, $0.4 million (2002 - $2.0 million) has been allocated to reduce share capital and $0.2 million (2002 - $0.3 million) assigned to increase the deficit.

     (c)  Notes receivable:

          Share capital is disclosed net of $133,000 (December 31, 2003 - $161,000) of demand notes receivable issued prior to January 1, 2002 that bear interest at 8% per annum and relate to the purchase of the Company's issued common shares by directors, officers or employees.

     (d)  Stock options:

          The Company's stock option plan provides for grants to directors, officers and key employees. Stock options are granted having exercise prices that are determined by reference to market prices at the date of grant. Stock options vest and become exercisable as to 50% on the first anniversary and as to 25% each on the second and third anniversary of grant. Stock options expire 10 years from the date of grant.

          -----------------------------------------------------------------------------
                                                       Number          Weighted average
                                                   of options     exercise price (CDN$)
          -----------------------------------------------------------------------------
          Outstanding, December 31, 2001            3,369,188                   $  6.59
            Granted                                    40,000                      3.00
            Exercised                                (113,500)                    (2.88)
            Forfeited                                (402,500)                   (12.22)
          -----------------------------------------------------------------------------
          Outstanding, December 31, 2002            2,893,188                      6.14
            Granted                                    50,000                      6.10
            Issued on AT Plastics Acquisition         666,866                     21.31
            Exercised                                 (63,000)                    (2.78)
            Forfeited                                 (12,583)                   (10.03)
          -----------------------------------------------------------------------------
          Outstanding, December 31, 2003            3,534,471                      9.05
            Granted                                   250,000                      6.36
            Exercised                                (450,381)                    (5.33)
            Forfeited                                (119,524)                   (56.29)
          -----------------------------------------------------------------------------
          Outstanding, December 31, 2004            3,214,566                   $  6.95
          -----------------------------------------------------------------------------
          -----------------------------------------------------------------------------

ACETEX CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

9.   SHARE CAPITAL (CONTINUED):

     (d)  Stock options (continued):

          The following table summarizes information about stock options outstanding and exercisable at December 31, 2004 (exercise prices in Canadian dollars):

          --------------------------------------------------------------------------------------------------
                             Options outstanding                                     Options exercisable
          ----------------------------------------------------------------     -----------------------------
                                                                  Weighted
                                             Weighted average      average                          Weighted
          Range of exercise                    remaining term     exercise     Exercisable           average
          prices                   Number          (in years)        price          number    exercise price
          --------------------------------------------------------------------------------------------------
          $2.60 - $5.49           559,369                5.35       $ 2.75         549,369            $ 2.74
          $5.50 - $8.00         2,495,777                4.75         6.95       2,104,933              7.11
          $8.01 - $81.60          159,420                4.09        21.70         158,170             21.78
          --------------------------------------------------------------------------------------------------
                                3,214,566                4.82       $ 6.95       2,812,472            $ 7.08
          --------------------------------------------------------------------------------------------------
          --------------------------------------------------------------------------------------------------

     (e)  Warrants:

          Pursuant to the AT Plastics Acquisition, the Company issued 706,760 warrants to purchase common shares having an exercise price of CDN$6.10 per share and 141,432 warrants to purchase common shares having an exercise price of CDN$4.32 per share, all expiring June 2, 2008. No warrants have been exercised at December 31, 2004.

     (f)  Restrictions on dividends:

          Covenants attached to the senior unsecured notes (note 8) restrict the Company's ability to make dividend or other cash capital distributions to an amount determined by reference to cumulative earnings (as defined) plus the proceeds from specified capital transactions.

     (g)  Loss per share:

          The weighted average number of common shares used in the calculation of loss per share for each period has been determined as follows (in thousands):

          ----------------------------------------------------------------------------------------
                                                                    2004         2003         2002
          ----------------------------------------------------------------------------------------
          Basic - weighted average number outstanding             33,978       28,912       26,314
          Effect of dilutive stock options                             -            -            -
          ----------------------------------------------------------------------------------------
          Dilutive - weighted average number outstanding          33,978       28,912       26,314
          ----------------------------------------------------------------------------------------
          ----------------------------------------------------------------------------------------

          All stock options have been excluded from the calculation of diluted loss per share for all years presented as their effect is anti-dilutive.

ACETEX CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

10.  INCOME TAXES:

     The provision for income taxes varies from the provision for income taxes calculated at the Canadian combined statutory income tax rate of 35.6% (2003 - 37.6%; 2002 - 39.6%) as follows:

          ----------------------------------------------------------------------------------------
                                                                    2004         2003         2002
          ----------------------------------------------------------------------------------------
          Loss before income taxes                               $(6,443)    $(18,977)    $(12,923)
          ----------------------------------------------------------------------------------------
          Provision for income taxes at statutory rates          $(2,295)    $ (7,139)    $ (5,118)
          Lower taxes in foreign jurisdictions                    (9,815)     (11,011)     (11,208)
          Losses for which no tax benefit has been provided       12,806       18,150       16,326
          ----------------------------------------------------------------------------------------
                                                                 $   696     $      -     $      -
          ----------------------------------------------------------------------------------------
          ----------------------------------------------------------------------------------------

          As at December 31, 2004 and 2003, the effects of temporary differences that give rise to significant future tax assets and liabilities are as follows:

          ---------------------------------------------------------------------------------------------
                                                                              2004                 2003
          ---------------------------------------------------------------------------------------------
          Future tax assets:
            Net operating loss carry forwards                            $ 128,770             $111,581
            Inventory valuations                                             1,300                1,061
            Pension plan                                                     3,753                1,876
            Other                                                            2,252                2,395
          ---------------------------------------------------------------------------------------------
            Total gross future tax assets                                  136,075              116,913

          Valuation allowance                                             (109,582)             (90,830)
          ---------------------------------------------------------------------------------------------

          Net future tax assets                                             26,493               26,083

          Future tax liabilities:
            Excess of book basis over tax basis of capital assets          (23,485)             (23,272)
            Other                                                           (3,008)              (2,811)
          ---------------------------------------------------------------------------------------------
            Total gross future tax liabilities                             (26,493)             (26,083)
          ---------------------------------------------------------------------------------------------

          Net future tax liability                                       $       -             $      -
          ---------------------------------------------------------------------------------------------
          ---------------------------------------------------------------------------------------------

     At December 31, 2004, the Company has operating tax loss carry forwards which are available to offset taxable income in future years as follows:

          ---------------------------------------------------------------------
                                                    Amount         Expiry dates
          ---------------------------------------------------------------------
          Canada                                  $204,400            2005/2011
          United States                              3,500                 2021
          France                                   130,000         Indefinitely
          Spain                                     28,000            2007/2018
          ---------------------------------------------------------------------
                                                  $365,900
          ---------------------------------------------------------------------
          ---------------------------------------------------------------------

ACETEX CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

11.  COMMITMENTS AND CONTINGENCIES:

     (a)  Rhodia Agreement:

          Concurrent with completion of the acquisition of the acetic acid business of Rhodia in 1995 (the "Acquisition"), the Company entered into an agreement with Rhodia which indemnifies the Company from specified costs arising due to existing environmental matters. The continuing material terms of the agreement are as set out below.

          At the time of the Acquisition, environmental studies were undertaken of the French and Spanish production facilities. The French studies, which identified certain problems relating to soil and groundwater pollution, were submitted to the appropriate French government environmental authority. This authority is responsible for defining the remedial actions required for the environmental problems identified in the report. The Spanish studies were finalized and submitted and the Company received comments from the applicable authorities in 1998. Under the indemnity agreement, Rhodia is responsible for all of the costs associated with the remedial actions required by the environmental authority to be taken in connection with these identified environmental problems without regard to cost, expense or time. As those identified problems at the date of Acquisition are the responsibility of Rhodia, no provision has been made for the costs associated with such matters in the consolidated financial statements.

          In addition, notwithstanding the completion of the remedial actions discussed in the preceding paragraph, Rhodia is solely responsible for any additional remedial actions relating to the identified problems that may be required by any government agency unless such additional remedial measures are required (i) in connection with a change in environmental law or environmental permits or (ii) as a result of pollution generated jointly by the Company and Rhodia.

          Any remedial actions required as a result of any change in or cessation of the activities of the Pardies plant are to be borne solely by the Company. Management does not believe that the Company has any material financial obligations with respect to currently existing environmental problems.

     (b)  Roussillon Acquisition:

          In connection with the acquisition of the businesses located at Rhodia's Roussillon facility, Rhodia agreed to fully indemnify certain subsidiaries of the Company for pollution unrelated to the acquired businesses. Rhodia also agreed to indemnify these subsidiaries pursuant to a declining scale and subject to a deductible and an aggregate limit of Euro 2.25 million with respect to pollution generated by the acquired businesses. A personal guaranty has been given in favour of Rhodia to secure indemnification for environmental obligations. Such guaranty covers any loss which might be suffered by Rhodia by reason of a claim from a third party, an action by public authorities or remediation required or negotiated with public authorities and resulting from (i) pollution beyond the agreed level existing at closing up to the surplus, (ii) pollution for which the relevant subsidiaries is responsible under the agreed declining scale or (iii) a breach of certain environmental covenants (including the obligation not to carry out drilling works in the soil without Rhodia's prior approval). Management does not believe that the Company has any material obligations with respect to currently existing environmental problems.

ACETEX CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

11.  COMMITMENTS AND CONTINGENCIES (CONTINUED):

     (c)  Operating costs:

          (i)  Acetyls Business:

               The Company's Acetyls Business has entered into long-term supply contracts to purchase methanol, carbon monoxide and oxygen for the Pardies plant, being three of the principal feedstocks of production. The business has a fixed price methanol supply contract under which it has agreed to purchase an amount of methanol, which currently represents approximately 50% of its annual requirements, at a price that is fixed for the duration of the contract. This contract will terminate in 2010 and is automatically renewable on an annual basis thereafter unless ninety days prior notice has been given. The business purchases its remaining methanol requirements in the merchant market at European spot and contract prices. The business purchases oxygen pursuant to a contract that expires May 7, 2006, under which the price of oxygen is indexed to the business's cost of electricity. The business purchases carbon monoxide pursuant to a contract that expires March 31, 2007, under which the price includes a fixed base amount and an additional variable cost based on usage. The aggregate minimum annual obligations under these contracts are approximately $28 million. The business currently purchases substantially all of its natural gas requirements, the other significant raw material feedstock, pursuant to a contract expiring on June 30, 2005.

               The business has entered into contracts for the shipping of its products to customers. These contracts are predominantly short-term in nature.

               The business has indirectly entered into a contract which extends to 2005 under which a third party has undertaken to produce and deliver to the business 40,000 tonnes per year of vinyl acetate monomer. The business supplies acetic acid which is tolled into vinyl acetate monomer at a price per tonne based on the third party's cost of production.

          (ii) Specialty Polymers and Films Business:

               In 1999, the Company's Specialty Polymers and Films Business entered into a 15-year ethylene supply contract for the purchase of approximately 125,000 tonnes per year under a limited take-or-pay arrangement. In 2000, the Specialty Polymers and Films Business entered into a 10 year electrical supply contract at a fixed price per kilowatt hour.

          (iii)Operating leases:

               At December 31, 2004, the Company has the following operating leases commitments:

               ----------------------------------------------------------------
               Year ending December 31:

               2005                                                     $ 5,700
               2006                                                       3,800
               2007                                                       2,100
               2008                                                       1,800
               2009                                                       1,800
               Thereafter                                                 3,900
               ----------------------------------------------------------------
                                                                        $19,100
               ----------------------------------------------------------------
               ----------------------------------------------------------------

ACETEX CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

12.  FINANCIAL INSTRUMENTS:

     At December 31, 2003, financial instruments comprise cash and cash equivalents, accounts receivable, investments, accounts payable and accrued liabilities and long-term debt. Except as indicated below, the fair value of such amounts are not materially different from their carrying values primarily due to their ability for prompt liquidation or short term to maturity. Based on market trading information, the fair value of the long-term debt at December 31, 2004 is $286.9 million (2003 - $299.5 million).

     The Company does not hold any other financial instruments with off-balance sheet risk of accounting loss. In prior years, the Company has entered into feedstock, swap and other contracts intended to mitigate the risk of unplanned fluctuations on its operating costs. When entered into, such instruments involve risk from the possible inability of counterparties to meet their obligations. Historically, the Company has limited its risk by having only major financial institutions as counterparties.

     The cost of ethylene, the main raw material for the Specialty Polymers business, fluctuates with the price of natural gas. As a means of hedging its ethylene cost exposure, from time to time the Company purchases natural gas call options because the correlation between changes in the prices of natural gas and ethylene provide protection against increases in the price of ethylene. At December 31, 2004, the Company did not have natural gas call options outstanding.


13.  ECONOMIC DEPENDENCE AND CONCENTRATION OF CREDIT RISK:

     Approximately 54% (2003 - 44%; 2002 - 52%) of the Company's Acetyls Business sales were made to ten customers. Approximately 35% (2003 - 46%) of the Company's Specialty Polymers and Films Business sales were made to ten customers. The loss of a material amount of sales to any of these customers could have a material adverse effect on operations. As at December 31, 2004, approximately 50% (2003 - 47%) of the Acetyls Business accounts receivable and 42% (2003 - 44%) of the Specialty Polymers and Films Business accounts receivable were owing from these customers, thereby increasing the level of credit risk due to the concentration of the accounts receivable.

ACETEX CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

14.  SEGMENTED INFORMATION:

     As described in note 1, the Company operates in two businesses: the Acetyls Business and the Specialty Polymers and Films Business. The accounting policies as applied by the Company's operating segments are consistent to those set out in note 2.

     ----------------------------------------------------------------------------------------------
                                                          Specialty
                                                           Polymers         Corporate
     Year ended December 31, 2004            Acetyls      and Films         and other         Total
     ----------------------------------------------------------------------------------------------
     Sales                                  $319,768       $210,949           $     -      $530,717

     Cost of goods sold and operating
       expenses                              276,363        190,546             4,077       470,986
     Amortization                             23,299          6,129                56        29,484
     ----------------------------------------------------------------------------------------------
                                             299,662        196,675             4,133       500,470
     ----------------------------------------------------------------------------------------------
     Operating earnings                     $ 20,106       $ 14,274           $(4,133)       30,247
     --------------------------------------------------------------------------------
     --------------------------------------------------------------------------------

     Interest expense                                                                       (30,826)
     Equity income                                                                              914
     Foreign exchange loss and other                                                         (7,474)
                                                                                           --------
     Loss for the year                                                                     $ (7,139)
                                                                                           --------
                                                                                           --------

     The segmented information for the Specialty Polymers and Films segment includes the results of operations only for the period from August 5, 2003 to December 31, 2003.

     ----------------------------------------------------------------------------------------------
                                                          Specialty
                                                           Polymers         Corporate
     Year ended December 31, 2003            Acetyls      and Films         and other         Total
     ----------------------------------------------------------------------------------------------
     Sales                                  $294,068        $72,862           $     -      $366,930

     Cost of goods sold and operating
       expenses                              257,570         64,206             2,882       324,658
     Amortization                             20,459          2,520               112        23,091
     ----------------------------------------------------------------------------------------------
                                             278,029         66,726             2,994       347,749
     ----------------------------------------------------------------------------------------------
     Operating earnings                     $ 16,039        $ 6,136           $(2,994)       19,181
     --------------------------------------------------------------------------------
     --------------------------------------------------------------------------------

     Interest expense                                                                       (25,148)
     Equity income                                                                              261
     Foreign exchange loss and other                                                        (13,271)
                                                                                           --------
     Loss for the year                                                                     $(18,977)
                                                                                           --------
                                                                                           --------

ACETEX CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

14.  SEGMENTED INFORMATION (CONTINUED):

     Sales by product for each of the years in the three-year period ended December 31, 2004 were as follows:

          ----------------------------------------------------------------------------------------
                                                                    2004         2003         2002
          ----------------------------------------------------------------------------------------
          Acetyls Business:
            Acetic acid                                         $112,103     $103,222     $ 80,060
            VAM                                                  118,769      105,639       85,868
            Acetic derivatives                                    86,896       85,207       67,755
          ----------------------------------------------------------------------------------------
                                                                 319,768      294,068      233,683

          Specialty Polymers and Film Business:
            Specialty polymers                                   174,460       59,122            -
            Films                                                 36,489       13,740            -
          ----------------------------------------------------------------------------------------
                                                                 210,949       72,862            -
          ----------------------------------------------------------------------------------------
                                                                $530,717     $366,930     $233,683
          ----------------------------------------------------------------------------------------
          ----------------------------------------------------------------------------------------


     ----------------------------------------------------------------------------------------------
                                                          Specialty
                                                           Polymers         Corporate
     As at December 31, 2004                 Acetyls      and Films         and other         Total
     ----------------------------------------------------------------------------------------------
     Property, plant and equipment          $112,665       $136,238           $   229      $249,132
     Total assets                            282,150        198,890            14,725       495,765
     ----------------------------------------------------------------------------------------------
     ----------------------------------------------------------------------------------------------

     ----------------------------------------------------------------------------------------------
                                                          Specialty
                                                           Polymers         Corporate
     As at December 31, 2003                 Acetyls      and Films         and other         Total
     ----------------------------------------------------------------------------------------------
     Property, plant and equipment          $114,972       $138,753           $   285      $254,010
     Total assets                            261,498        202,003            10,095       473,596
     ----------------------------------------------------------------------------------------------
     ----------------------------------------------------------------------------------------------

     Capital expenditures by operating segment for 2004 and 2003 are as follows:

     ----------------------------------------------------------------------------------------------
                                                          Specialty
                                                           Polymers         Corporate
                                             Acetyls      and Films         and other         Total
     ----------------------------------------------------------------------------------------------
     Purchase of property, plant
       and equipment:
       2004                                  $12,599         $4,914         $       -       $17,513
       2003                                    4,983          1,971                 -         6,954
     ----------------------------------------------------------------------------------------------
     ----------------------------------------------------------------------------------------------

     All amounts for the year ended December 31, 2002 are in the Acetyls segment.

     In 2004, 73% of the sales of the Specialty Polymer and Films Business were made to customers located in the United States, 15% to customers located in Canada, and 12% to customers outside of the United States and Canada.

ACETEX CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

15.  SUBSEQUENT EVENT:

     On October 27, 2004, Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd. (BCP Crystal) and the Company announced that they have signed an Arrangement Agreement for BCP Crystal to acquire the Company in a transaction valued at approximately CDN$600 million (US$492 million). Under the terms of the Arrangement Agreement, BCP Crystal will acquire all of the issued and outstanding common shares of the Company for CDN$9.00 (US$7.38) cash per share. The Company's option and warrant holdings are eligible to receive CDN$9.00 cash, less the exercise price of each option or warrant. The transaction is to be effected by way of a statutory "Plan of Arrangement" (thus the aforementioned "Arrangement Agreement"). Closing of the transaction is conditioned upon the approval of two-thirds of the votes cast by holders of the Company's shares, options and warrants. The transaction is subject to regulatory approval in Canada, the United States and Europe. The obligation of BCP Crystal to complete a transaction is also subject to the satisfaction of other customary conditions described in the Arrangement Agreement including court approval. Included in the determination of loss are expenses of $4.0 million related to this transaction that have been incurred to December 31, 2004. The acquisition will be made by Celanese Corp.

     In January 2005, the Company's equity shareholders and the court approved the Arrangement Agreement as set out above.


16.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain respects with accounting principles generally accepted in the United States ("US GAAP"). Material issues that could give rise to measurement differences to these consolidated financial statements are as follows:

     (a)  Stock-based compensation:

          As described in note 9, the Company has granted stock options to certain directors and employees. These options are granted for services provided to the Company. For US GAAP purposes, Statement of Financial Accounting Standards No. 123 (SFAS 123) requires that an enterprise recognize or, at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation in the determination of income. The Company has elected under SFAS 123 to adopt the fair value method of valuing employee stock-based compensation for grants made on or after January 1, 2003. The Company continues to measure compensation cost for grants made prior to that date on the intrinsic value basis set out in APB Opinion No. 25. Although options are granted at exercise prices based on the market value of the Company's share at the date of Board approval, due to a requirement for shareholder approval in a prior year, for accounting purposes the deemed grant date of certain options was at a subsequent date. Based on market and exercise prices at the date of shareholder approval, stock compensation expense for options granted prior to January 1, 2004 of nil (2003 - $24,000; 2002 - $275,000) has
          been recognized. There was no stock compensation expense for options granted in 2003 under the fair value method.

ACETEX CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

16.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (a)  Stock-based compensation (continued):

          During the year ended December 31, 1999, the Company repriced certain outstanding options held by non-executive employees. Such options, to the extent they were still outstanding, were required to be accounted for as variable plan options with effect from July 1, 2000. In addition, during the year ended December 31, 2000 the Company cancelled certain options which resulted, for accounting purposes, in an effective repricing. The deemed replacement options issued are also accounted for as variable plan options with effect from the later of date of cancellation and their grant date for accounting purposes. Under variable plan accounting, compensation expense is recorded to the extent that the market price of the Company's shares exceeds the price at the measurement date until such options are exercised, cancelled or forfeited. Based on market prices at the relevant dates, valuable plan stock compensation expense of $445,000 (2003 and 2002 - nil) is required to have been recorded to December 31, 2004.

     (b)  Financial instruments and derivatives:

          The Company accounts for financial instruments, other than derivatives, at cost less allowances for impairment.

          Commencing January 1, 2001, the Company has recognized derivative instruments on the consolidated balance sheet at their fair value. On the date a derivative contract is entered into, the Company either designates the derivative as a hedge of the fair value, cash flows or foreign currency risks of an underlying transaction or balance, as appropriate in the circumstances, or accounts for the derivative as a speculative instrument. Where the derivative is to be accounted for as a hedge, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transaction. The Company will also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in the fair values or cash flows of the hedged items. When it is determined that a derivative is not highly effective as a hedge, the Company will discontinue hedge accounting prospectively.

          Changes in fair value of a derivative that is identified and highly effective as a hedge are excluded from income to be recognized at the time of the underlying transaction. Changes in the fair value of derivatives that are not accounted for as hedges are recognized in the determination of income as they occur.

          At December 31, 2004, the Company had no derivative instruments outstanding.

     (c)  Bond premium:

          As disclosed in note 8, the Company has classified the unamortized premium on the bonds issued in conjunction with the AT Plastics Acquisition as a reduction to deferred financing costs. For U.S. GAAP purposes, this amount would be classified as an addition to the face amount of the bonds.

ACETEX CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

16.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (d)  Comprehensive earnings (loss):

          Under US GAAP, the Company is required to report and display comprehensive earnings (loss) which includes both net earnings and other gains and losses affecting shareholders' equity that are excluded from net earnings (loss). The only components of comprehensive earnings (loss) are the net earnings (loss) for the year and the foreign currency translation component of shareholders' equity. This information is presented below. Accumulated other comprehensive loss at December 31, 2004 and 2003 equals the cumulative translation adjustment account balance as reported in the consolidated balance sheet prepared in accordance with Canadian GAAP.

     (e)  Impact of differences:

          These differences would have affected the reported loss and retained earnings (deficit) as follows:

          ----------------------------------------------------------------------------------------
                                                                    2004         2003         2002
          ----------------------------------------------------------------------------------------
          Net earnings (loss) - Canadian GAAP                    $(7,139)    $(18,977)    $(12,923)
          Stock compensation expense (a)                            (445)         (24)        (275)
          ----------------------------------------------------------------------------------------
          Net earnings (loss) - US GAAP                           (7,584)     (19,001)     (13,198)
          Other comprehensive earnings:
            Cumulative translation adjustment                     13,569       33,800       30,943
          ----------------------------------------------------------------------------------------
          Comprehensive earnings - US GAAP (d)                   $ 5,985     $ 14,799     $ 17,745
          ----------------------------------------------------------------------------------------
          ----------------------------------------------------------------------------------------
          Basic loss per common share - US GAAP                  $ (0.22)    $  (0.66)    $  (0.50)
          ----------------------------------------------------------------------------------------
          ----------------------------------------------------------------------------------------
          Diluted loss per common share - US GAAP                $ (0.22)    $  (0.66)    $  (0.50)
          ----------------------------------------------------------------------------------------
          ----------------------------------------------------------------------------------------

          ---------------------------------------------------------------------
                                                      2004                 2003
          ---------------------------------------------------------------------
          Deficit - Canadian GAAP                 $(37,838)            $(30,699)
          Stock compensation expense                (1,052)                (607)
          ---------------------------------------------------------------------
          Deficit - US GAAP                       $(38,890)            $(31,306)
          ---------------------------------------------------------------------
          ---------------------------------------------------------------------

ACETEX CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

16.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (f)  Recent accounting pronouncements:

          Statement of Financial Interpretation 46R:

          Pursuant to FIN 46R, "CONSOLIDATION OF VARIABLE INTEREST ENTITIES", under U.S. GAAP the Company is required to consolidate variable interest entities (VIEs), where it is the entity's Primary Beneficiary. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Primary Beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE.

          To December 31, 2004, there has been no impact from the adoption of FIN 46R.

NOT PART OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Acetex Corporation
Consolidating Balance Sheet

                                                          Guarantors
                                          -------------------------------------------      Combined                         Acetex
                                Acetex    Acetex     Acetex          AT    Alberta AG          Non-                    Corporation
December 31, 2004          Corporation       LLC         BV    Plastics    Industries    Guarantors    Eliminations   Consolidated
                           -------------------------------------------------------------------------------------------------------
Cash and cash equivalents       11,114                             (389)                   $ 52,045                       $ 62,770
Accounts receivable             23,399    65,911                 29,281            58        70,399         (89,310)        99,738
Inventory                                                        32,290           201        31,128                         63,619
Prepaid expenses and
  other                            483                            1,211                       3,645                          5,339
                           -------------------------------------------------------------------------------------------------------
                                34,996    65,911          0      62,393           259       157,217         (89,310)       231,466
Property, plant and
  equipment                        229                          136,040           198       112,665                        249,132

Investment in affiliates       311,511   211,000    (71,798)    (94,790)         (758)      163,323        (518,488)             0

Other assets                     2,836                                                       12,331                         15,167
                           -------------------------------------------------------------------------------------------------------
                               349,572   276,911    (71,798)    103,643          (301)      445,536        (607,798)       495,765
                           -------------------------------------------------------------------------------------------------------
                           -------------------------------------------------------------------------------------------------------
Accounts payable and
  accrued liabilities           15,840         0          0      21,824           101       139,527         (68,096)       109,196
                           -------------------------------------------------------------------------------------------------------
                                15,840         0          0      21,824           101       139,527         (68,096)       109,196
                           -------------------------------------------------------------------------------------------------------
Employee future benefits                                         16,526                      10,863                         27,389
Long-term debt                 265,000                           21,411                     230,000        (230,000)       286,411
                           -------------------------------------------------------------------------------------------------------
                               280,840         0          0      59,761           101       380,390        (298,096)       422,996
                           -------------------------------------------------------------------------------------------------------
Share capital                  105,023   230,000     29,099      55,821                     127,466        (442,386)       105,023
Contributed surplus              2,599                                                                                       2,599
Deficit                        (38,890)   46,911   (100,897)    (11,938)         (402)      (54,555)        120,881        (38,890)
Cumulative translation
  adjustment                                              0                                  (7,765)         11,803          4,037
                           -------------------------------------------------------------------------------------------------------
                                68,732   276,911    (71,798)     43,883          (402)       65,146        (309,702)        72,769
                           -------------------------------------------------------------------------------------------------------
                               349,572   276,911    (71,798)    103,643          (301)      445,536        (607,798)       495,765
                           -------------------------------------------------------------------------------------------------------
                           -------------------------------------------------------------------------------------------------------

Acetex Corporation
Consolidating Statement of Operations and Deficit

                                                          Guarantors
                                          -------------------------------------------      Combined                         Acetex
Year Ended                      Acetex    Acetex     Acetex          AT    Alberta AG          Non-                    Corporation
December 31, 2004          Corporation       LLC         BV    Plastics    Industries    Guarantors    Eliminations   Consolidated
                           -------------------------------------------------------------------------------------------------------
Sales                                                           195,936           927       333,854                        530,717
Amortization                        56                            6,118            11        23,299                         29,484
Cost of goods sold                                               162319         1,287       277,149                        440,755
                           -------------------------------------------------------------------------------------------------------
Gross profit                       (56)                          27,499          (371)       33,406                         60,478
Selling, general &
  administrative                 4,119                           10,792             0        10,929                         25,840
Stock compensation expense         445                                                                                         445
Research and development                                          2,062                       2,329                          4,391
                           -------------------------------------------------------------------------------------------------------
Operating earnings (loss)       (4,620)        0          0      14,645          (371)       20,148               0         29,802
Equity income                   17,569               (8,432)       (371)                     12,078         (19,930)           914
Interest expense               (16,103)   27,844                (11,400)                    (31,167)                       (30,826)
Celanese transaction            (4.027)                                                                                     (4,027)
Foreign exchange and other        (371)                          (1,609)                       (771)                        (2,751)
                           -------------------------------------------------------------------------------------------------------
Earnings (loss) before
  income taxes                  (7,553)   27,844     (8,432)      1,265          (371)          288         (19,930)        (6,888)

Income taxes                        31         0          0         424             0           241               0            696
                           -------------------------------------------------------------------------------------------------------
Earnings (loss)                 (7,584)   27,844     (8,432)        841          (371)           47         (19,930)        (7,584)


Retained earnings
  (deficit) at beginning       (31,307)   46,884    (92,465)    (12,779)          (31)      (54,602)        112,993        (31,307)
Dividends paid                           (27,817)                                                 0          27,817              0
                           -------------------------------------------------------------------------------------------------------
Retained earnings
  (deficit) at end             (38,890)   46,911   (100,897)    (11,938)         (402)      (54,555)        120,881        (38,890)
                           -------------------------------------------------------------------------------------------------------
                           -------------------------------------------------------------------------------------------------------

Acetex Corporation
Consolidating Statement of Cash Flow

                                                          Guarantors
                                          -------------------------------------------      Combined                         Acetex
Year Ended                      Acetex    Acetex     Acetex          AT    Alberta AG          Non-                    Corporation
December 31, 2004          Corporation       LLC         BV    Plastics    Industries    Guarantors    Eliminations   Consolidated
                           -------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN):

Operations

Earnings (loss)                 (7,584)   27,844     (8,432)        841          (371)           47         (19,930)        (7,584)
Charges and credits to
  income - non-cash

Amortization                        56                            6,118            11        23,299                         29,484
Pension expense                                                       0                         746                            746
Unrealized foreign
  exchange gain                                                   1,610                           0                          1,610
Amortization of deferred
  financing costs               (1,187)                                                       1,887                            700
Stock compensation expense         445                                                                          445
Distribution from equity
  investment in excess of
  income                         7,466         0      8,432         371                      (9,017)         (7,887)          (635)
Changes in noncash working
  capital                          (65)      (27)         0       3,673           360          (698)          4,964          8,208
                           -------------------------------------------------------------------------------------------------------
                                  (869)   27,817          0      12,613             0        16,264         (22,853)        32,974
                           -------------------------------------------------------------------------------------------------------
Investments
Purchase of property,
  plant and equipment                0                           (4,914)                    (12,599)                       (17,513)
Other                             (363)                                                      (3,624)                        (3,987)
                           -------------------------------------------------------------------------------------------------------
                                  (363)        0          0      (4,914)            0       (16,222)              0        (21,500)
                           -------------------------------------------------------------------------------------------------------
Financing
Repayment of long-term debt          0                           (7,726)                                                    (7,726)
Increase in share capital        1,964                                                                                       1,964
Dividend paid                            (27,817)                                                            27,817              0
Decrease in pension
  obligation                                                       (595)                        (97)                          (692)
                           -------------------------------------------------------------------------------------------------------
                                 1,964   (27,817)         0      (8,321)            0           (97)         27,817         (6,454)
                           -------------------------------------------------------------------------------------------------------

Foreign exchange gain
  (loss) on cash and cash
  equivalents held in
  foreign currencies                                                                          8,813          (4,964)         3,847
                           -------------------------------------------------------------------------------------------------------
Increase in cash and cash          732         0          0        (622)            0         8,758               0          8,867
  equivalents during the year
Cash and cash equivalents,
  beginning of year             10,382         0          0         234             0        43,287                         53,903
                           -------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
  end of year                   11,114         0          0        (389)            0        52,045               0         62,770
                           -------------------------------------------------------------------------------------------------------
                           -------------------------------------------------------------------------------------------------------